                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-36703

PROSPECTUS

                                1,385,882 SHARES

                             HA-LO INDUSTRIES, INC.

                                  COMMON STOCK
                            (NO PAR VALUE PER SHARE)

    This Prospectus relates to 1,385,882 shares (the "Shares") of common stock, no par value per share (the "Common Stock"), of HA-LO Industries, Inc., an Illinois corporation (the "Company"). The Shares will be offered for sale or otherwise transferred from time to time by one or more of the shareholders described herein (the "Selling Shareholders") in transactions (which may include block transactions) on the Nasdaq National Market or in the over-the-counter market, in negotiated transactions or otherwise, at fixed prices, which may be changed, at market prices prevailing at the time of sale, at negotiated prices, or without consideration, or by any other legally available means. The Selling Shareholders may offer the Shares to third parties (including purchasers) directly or by or through brokers, dealers, agents or underwriters who may receive compensation in the form of discounts, concessions or commissions or otherwise. The Selling Shareholders and any brokers, dealers, agents or underwriters that participate in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Act"), in which event any discounts, concessions and commissions received by any such brokers, dealers, agents or underwriters and any profit on resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Act. The aggregate net proceeds to the Selling Shareholders from the sale of the Shares will be the purchase price of such Shares less any commissions. See "Plan of Distribution." The Company will not receive any of the proceeds from the sale of the Shares by the Selling Shareholders. The expenses incurred in registering the Shares, including legal and accounting fees, will be paid by the Company.

    1,162,863 shares of Common Stock offered hereby were acquired by certain of the Selling Shareholders from the Company in connection with the Company's acquisition in 1996 of providers of outsourced telephone-based sales and marketing services. The shares of Common Stock issued pursuant to such acquisition were previously registered by the Company under the Act pursuant to an effective Registration Statement on Form S-4. This Prospectus has been prepared, in part, for the purpose of registering for resale the shares of Common Stock issued to such Selling Shareholders. The remaining 223,019 shares of Common Stock offered hereby were acquired by certain of the Selling Shareholders from the Company in connection with the Company's acquisition in 1997 of two unrelated advertising specialty businesses and are "restricted securities" under the Act prior to their sale hereunder. This Prospectus has been prepared, in part, for the purpose of registering such shares of Common Stock under the Act to allow for future sales by such Selling Shareholders to the public without restriction. See "Selling Shareholders."

    The Common Stock is quoted on the National Market System of the NASD under the symbol "HALO." The last reported sale price of the Common Stock on September 24, 1997 on the National Market System was $28 1/16 per share.

    SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                            ------------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                The date of this Prospectus is October 7, 1997.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the Public Reference Room of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's regional offices at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Room of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Such materials also may be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov. The Company's Common Stock is quoted and traded on the National Market System of the NASD and such reports, proxy statements and other information also can be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

    The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Act, with respect to the securities offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. Items and information omitted from this Prospectus but contained in the Registration Statement may be inspected and copied at the Public Reference Room of the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents, which have been filed by the Company with the Commission pursuant to the Exchange Act, are hereby incorporated by reference in this Prospectus: (i) Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (the "HA-LO 10-K"); (ii) the portions of the Company's Proxy Statement for the Annual Meeting of Shareholders to be held on June 2, 1997 that have been incorporated by reference into the HA-LO 10-K; (iii) the portions of the Company's 1997 Annual Report to Shareholders that have been incorporated by reference into the HA-LO 10-K; (iv) Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1997; (v) Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1997; (vi) Current Report on Form 8-K dated January 17, 1997; (vii) Current Report on Form 8-K/A dated March 19, 1997; and
(viii) the description of the Common Stock contained in the Registration Statement dated October 20, 1992 filed pursuant to Section 12 of the Exchange Act and any amendment or report filed for the purpose of updating such description.

    All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering of the Shares, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus, except as so modified or superseded. The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the information that has been incorporated by reference in this Prospectus (excluding exhibits to such information which are not specifically incorporated by reference into such information). Requests for such information should be directed to HA-LO Industries, Inc., 5980 West Touhy Avenue, Niles, Illinois 60714, Attention: Lou Weisbach, Chairman of the Board, President and Chief Executive Officer, Telephone (847) 647-2300.

                                  RISK FACTORS

    The following factors should be considered carefully in evaluating an investment in the Shares offered hereby.

GROWTH THROUGH ACQUISITIONS

    Acquiring businesses which can be integrated into the Company's operations has been and continues to be an important element of the Company's strategy for achieving profitable growth. Since January 1, 1993, the Company has acquired fifteen advertising specialty businesses and two providers of outsourced telephone-based sales and marketing services. There can be no assurance, however, that suitable acquisition candidates will continue to be available at prices deemed reasonable by the Company, that the Company will be able to successfully integrate future acquisitions, if any, into its existing business, that the sales representatives previously associated with an acquired business will remain with the Company after the acquisition, or that the Company's recent growth rate will continue in the future. In addition, there is significant competition for attractive acquisition candidates.

RISKS RELATED TO RAPID GROWTH

    Since January 1, 1993, the Company's net sales and net income have increased as a result of both its acquisitions and its internal growth. As part of its business strategy, the Company intends to continue to pursue additional acquisitions, open showrooms and attract and retain additional sales representatives. The failure to effectively control and manage growth could have a material adverse effect on the Company's financial condition and results of operations. In addition, there can be no assurance that the Company's recent growth rate will continue in the future.

CONCENTRATION OF SALES WITH MONTGOMERY WARD; LOWER GROSS MARGINS WITH MONTGOMERY
  WARD BUSINESS

    During the fiscal year ended December 31, 1996, sales to Montgomery Ward & Co. Incorporated ("Montgomery Ward") accounted for approximately 15% of the Company's net sales. The Company's exclusive agreement with Montgomery Ward expires on December 31, 2004, subject to earlier termination (i) at the Company's election in the event that Montgomery Ward fails to purchase specified minimum amounts of the Company's products annually under the agreement and (ii) at Montgomery Ward's election on December 31 of any year, commencing in 1998, upon no less than six-months' notice. In connection with the agreement, a fund in which Montgomery Ward is the principal investor, acquired shares of Common Stock and warrants to purchase additional shares of Common Stock. Certain of the warrants are subject to forfeiture upon early termination of the agreement. Subsequently, the fund distributed its shares of Common Stock and warrants to its partners (including Montgomery Ward) pro rata in accordance with their respective partnership interests. The agreement provides for limitations on the Company's gross margins relating to sales thereunder, resulting in lower gross margins on this business than on the Company's other business. This is offset, however, by lower selling expenses incurred on the sales to Montgomery Ward. In February 1996, as part of an internal reorganization, Montgomery Ward informed the Company that it could not forecast its anticipated purchases under the agreement for the fiscal year ended December 31, 1997. The loss of all or a significant portion of the Montgomery Ward account would adversely affect the Company's 1997 results of operations.

CONCENTRATION OF SALES AND EARNINGS IN FOURTH QUARTER; QUARTERLY FLUCTUATIONS IN
  NET SALES AND NET INCOME

    Some customers tend to utilize a greater portion of their advertising and promotion budgets in the latter part of the calendar year, which has historically resulted in and may continue to result in a disproportionately large share of the Company's net sales and net income being recognized in the fourth quarter. In addition, the timing of, and method of accounting used in connection with, an acquisition may cause substantial fluctuations in operating results from quarter to quarter.

EMPLOYMENT TAX AUDIT

    The Internal Revenue Service (the "IRS") has commenced and is currently engaged in a field audit examination of the Company's federal employment tax returns for the years ended December 31, 1993, 1994 and 1995, which includes a review of the facts, circumstances and legal authority supporting the Company's position that its independent sales representatives have been properly treated as independent contractors for federal employment tax purposes. To date, the IRS has proposed adjustments to increase the Company's federal withholding, federal unemployment and social security tax liabilities for the years ended December 31, 1993 and 1994, and similar proposed adjustments are possible for subsequent periods. However, the Company believes its characterization of its sales representatives as independent contractors is proper and is evaluating its various alternatives. As an initial step, the Company has requested an administrative appeal of the proposed adjustments for the years ended December 31, 1993 and 1994 by the IRS Regional Director of Appeals. The issue could take several years to resolve as the ultimate determination will be based upon a factual analysis of the relationship between the Company and its independent sales representatives. If the IRS were to prevail and require the Company to treat all or any portion of its independent sales representatives as employees, such change in status could adversely affect the Company's business.

DEPENDENCE UPON SALES REPRESENTATIVES

    The success of the Company is largely attributable to its ability to attract and retain experienced sales representatives. As of the date of this Prospectus, the Company's sales force consists of approximately 700 sales representatives, most of whom are independent representatives. During the fiscal year ended December 31, 1996, no single sales representative was responsible for more than 3% of the Company's sales. The Company's independent sales representatives generally have the right to represent other companies, including competitors of the Company. The Company believes that the decision of a sales representative to terminate his or her relationship with the Company could result in the Company losing that representative's customers. Historically, the Company has not had significant turnover among its sales representatives; however, there can be no assurance that the Company will not experience higher turnover among its sales representatives in the future.

COMPETITION

    The advertising specialty industry is highly fragmented and competitive, and the cost of entry is low. Although the Company believes its value-added services provide it with a competitive advantage, these capabilities may result in higher administrative costs than those incurred by certain of its smaller competitors. Existing or new competitors may have substantially greater financial and other resources than the Company. The Company also competes for advertising dollars with other sources, such as television, radio, newspapers, magazines and billboards. There can be no assurance that the Company will be able to continue to compete successfully against current and future competitors or that competitive pressures faced by the Company will not materially adversely affect its business, operating results and financial condition in the future.

                                  THE COMPANY

    The Company is one of the nation's leading marketers and distributors of advertising specialty products to customers with significant advertising and promotional requirements. The Company's national marketing strategy includes a system of 13 showrooms throughout the United States in which it displays products provided by its network of over 2,500 vendors and marketed by its approximately 700 sales representatives. The Company and its sales representatives assist customers by developing innovative advertising specialty programs which are tailored to customers' specific needs. The Company's customers utilize these products, which generally are articles of merchandise imprinted or otherwise customized with a customer's name, logo or message, for marketing, employee incentives and customer gifts and giveaways. These products include (i) apparel items such as jackets, sweaters, hats and golf shirts, (ii) business accessories such as clocks, portfolios, briefcases, blotters and pen and pencil sets, (iii) recognition awards such as trophies and plaques and (iv) other miscellaneous advertising items such as etched crystalware, calendars, golf accessories, key chains, watches and mugs. The Company's customers include manufacturing, financial service, broadcasting, consumer product and communications companies as well as professional sports teams. Selected customers of the Company include Motorola, Inc., The Quaker Oats Company, Time Warner, Inc., Ameritech Corporation, America Online, Inc., Abbott Laboratories, Andersen Consulting and Sony Signatures.

    The Company is incorporated under the laws of the State of Illinois. Its principal executive offices are located at 5980 West Touhy Avenue, Niles, Illinois 60714, and its telephone number is (847) 647-2300.

                                USE OF PROCEEDS

    All of the shares of Common Stock covered hereby are being offered by the Selling Shareholders. The Company will not receive any of the proceeds from the sales of Common Stock by the Selling Shareholders.

                              SELLING SHAREHOLDERS

    The following table sets forth with respect to each of the Selling Shareholders (i) the number of Shares beneficially owned as of September 25, 1997 and prior to the offering contemplated hereby, (ii) the maximum number of Shares which may be sold in the offering pursuant to this Prospectus and (iii) the number of Shares which will be beneficially owned after the offering, assuming the sale of all the Shares set forth in (ii) above:

                                                   BENEFICIAL OWNERSHIP                            BENEFICIAL OWNERSHIP
                                                    PRIOR TO OFFERING             SHARES              AFTER OFFERING
                                                --------------------------         TO BE         ------------------------
             SELLING SHAREHOLDER                 SHARES(1)    PERCENTAGE          OFFERED         SHARES     PERCENTAGE
----------------------------------------------  -----------  -------------  -------------------  ---------  -------------
Ellyn Robbins Family Trust....................     310,781          1.50%          106,640         204,141        *
Joel C. Okner Family Trust....................     340,223          1.65           155,859         184,364        *
Samuel P. Okner Family Trust..................     465,531          2.25           172,265         293,266         1.42%
Seymour N. Okner..............................     964,201          4.67           728,099         236,102         1.14
Merchandising Associates Limited
 Partnership..................................      78,336         *                68,544           9,792        *
Bas Partecipazioni Societa Semplice...........      18,183         *                18,183          --           --
Compagnia della Seta S.r.l....................      23,445         *                23,445          --           --
Maurizio Baschi...............................      18,753         *                18,753          --           --
Francesco Baschi..............................       2,960         *                 2,960          --           --
Chiara Renzi..................................         601         *                   601          --           --
Tiziana Bettarini.............................         339         *                   339          --           --
Maria Cristina Morfini........................         593         *                   593          --           --
Claudio Latanza...............................      17,755         *                17,755          --           --
Bizet BV......................................      57,218         *                57,218          --           --
TCR International Partners L.P................      14,628         *                14,628          --           --

------------------------
* Less than 1%.

(1) For purposes of this table, a person is deemed to have "beneficial ownership" of any shares of Common Stock which such person has the right to acquire within 60 days after the date of this Prospectus. For purposes of computing the percentage of outstanding shares of Common Stock held by each person named above, any security which such person has the right to acquire from the Company within 60 days after the date of this Prospectus is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

    1,162,863 shares of Common Stock offered hereby were acquired by the first four Selling Shareholders listed in the table above from the Company in connection with the Company's acquisition in 1996 (the "Merger Transactions") of providers of outsourced telephone-based sales and marketing services. The shares of Common Stock issued pursuant to such acquisition were previously registered by the Company under the Act pursuant to an effective Registration Statement on Form S-4, and have been registered under the Act for resale by such Selling Shareholders in accordance with the provisions of a registration rights agreement by and among the Company and such Selling Shareholders. Following completion of the Merger Transactions, (i) Mr. Seymour N. Okner was nominated and appointed to the Company's Board of Directors and (ii) each of Messrs. Seymour N. Okner and Samuel P. Okner (trustee of the Samuel P. Okner Family Trust) became, respectively, Chairman and Chief Executive Officer and President and Chief Operating Officer of two of the Company's wholly-owned subsidiaries.

    The remaining 223,019 shares of Common Stock offered hereby were acquired by the last eleven Selling Shareholders listed in the table above from the Company in connection with the Company's acquisition in 1997 of two unrelated advertising specialty businesses, and have been registered under the Act for resale by such Selling Shareholders in accordance with the provisions of the respective acquisition agreements. Each of Maurizio Baschi, Francesco Baschi, Chiara Renzi and Tiziana Bettarini is a director of a wholly-owned subsidiary of the Company.

                              PLAN OF DISTRIBUTION

    The Company has been advised by each Selling Shareholder that he or she intends to sell or transfer all or a portion of the Shares offered hereby from time to time to third parties (including purchasers) directly or by or through brokers, dealers, agents or underwriters, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholder and/or from purchasers of the Shares for whom they may act as agent. Such sales and transfers of the Shares may be effected from time to time in one or more transactions on the Nasdaq National Market, in the over-the-counter market, in negotiated transactions or otherwise, at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at negotiated prices, or without consideration, or by any other legally available means. Any or all of the Shares may be sold or transferred from time to time by means of (a) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; (d) through the writing of options on the Shares; (e) pledges as collateral to secure loans, credit or other financing arrangements and any subsequent foreclosure, if any, thereunder; (f) gifts, donations and contributions; and (g) otherwise. To the extent required, the number of Shares to be sold or transferred, the purchase price, the name of any such agent, broker, dealer or underwriter and any applicable discounts or commissions and any other required information with respect to a particular offer will be set forth in an accompanying Prospectus Supplement. The aggregate net proceeds to the Selling Shareholders from the sale of the Shares will be the purchase price of such Shares less any commissions. This Prospectus also may be used, with the Company's prior written consent, by donees and pledgees of the Selling Shareholders.

    In order to comply with the securities laws of certain states, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

    The Selling Shareholders and any brokers, dealers, agents or underwriters that participate in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any discounts, concessions and commissions received by such brokers, dealers, agents or underwriters and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Act.

    No underwriter, broker, dealer or agent has been engaged by the Company in connection with the distribution of the Shares.

    Any Shares covered by this Prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus. There is no assurance that any of the Selling Shareholders will sell any or all of the Shares. A Selling Shareholder may transfer, devise or gift such Shares by other means not described herein.

    The Company will pay all of the expenses incident to the registration of the Shares, other than underwriting discounts and selling commissions, if any.

    Pursuant to agreements entered into in connection with the acquisition described elsewhere herein, the Company and certain of the Selling Shareholders have agreed to indemnify each other against certain liabilities, including liabilities under the Act.

                                 LEGAL MATTERS

    The validity of the Shares offered hereby will be passed upon for the Company by Neal, Gerber & Eisenberg, Chicago, Illinois.

                                    EXPERTS

    The consolidated financial statements of the Company as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996, incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report with respect thereto, which is incorporated by reference herein. Such financial statements are incorporated by reference herein in reliance upon the authority of such firm as experts in auditing and accounting.

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    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR ANY BROKER, DEALER OR AGENT. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information.....................................................     2
Incorporation of Certain Documents by Reference...........................     2
Risk Factors..............................................................     3
The Company...............................................................     5
Use of Proceeds...........................................................     5
Selling Shareholders......................................................     6
Plan of Distribution......................................................     7
Legal Matters.............................................................     8
Experts...................................................................     8

                                1,385,882 SHARES

                             HA-LO INDUSTRIES, INC.

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                October 7, 1997

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